

DHX MEDIA CONCLUDES STRATEGIC REVIEW

Multi-million dollar agency agreement with CAA-GBG
for Peanuts in China and Asia

Content strategy refocused on growing WildBrain and developing premium originals

Halifax, NS – 24 September 2018 – DHX Media (or the "Company") (TSX: DHX, NASDAQ: DHXM), announced today that the Special Committee of its Board of Directors has concluded its Strategic Review. As part of the Strategic Review, the Company has signed a multi-million-dollar agency agreement for Peanuts in China and Asia with CAA Global Brand Management Group LLP, a division of Global Brands Group ("CAA-GBG") (HK: 787), which follows the previously announced sale of a minority stake in Peanuts to Sony for $235.6 million (US$178.0 million). The Company also announces that it has refocused its content strategy to prioritize investment in WildBrain, and the development of premium content for major streaming services and broadcasters.

Additionally, as an outcome of the Strategic Review, DHX Media's Board of Directors has suspended the Company's quarterly dividend, effective immediately, freeing up approximately $10 million in annual funds, to invest in our rapidly growing WildBrain business and to continue paying down debt.

"The Strategic Review marked the end of an important stage in the evolution of DHX Media," said Michael Donovan, Executive Chair and CEO, DHX Media. "In the first stage of the Company, we grew rapidly by acquisition to assemble a world-leading library of children's and family content. In the second stage, we began to upgrade the necessary team, systems and processes to monetize that portfolio in the global market."

Mr. Donovan continued: "We are well positioned to enter our next stage of growth, focused on what we identified during the Strategic Review as the two largest opportunities for kids' and family content: accelerating investment in our WildBrain network to capitalize on the rising popularity of kids' content on YouTube; and better leveraging our IP portfolio to produce premium originals for major streaming services. We believe this refocusing of our strategy will allow us to deliver significant growth, while generating free cash flow to pay down debt."

Under the Strategic Review, the Special Committee, together with the Company's executive team and bankers, assessed a wide range of options to enhance shareholder value. Interest was received from multiple parties for a variety of assets, business combinations and strategic partnerships, and while we chose to move forward only with certain transactions that offered the best value for shareholders, we found that the process affirmed the strength of our asset portfolio.

During the Strategic Review, the Company also undertook a comprehensive internal review of its management team, operational processes and structures, and its content strategy. The combined Strategic and internal review process, once fully implemented, is expected to generate $11 million in annualized operating savings.

Agency Agreement for Peanuts with CAA-GBG

DHX Media also announced today that its subsidiary, Peanuts Worldwide, has signed an exclusive agency representation agreement with CAA-GBG for Peanuts in China and Asia (excluding Japan), through to June 2023. This multi-million-dollar agreement is expected to contribute to an approximately 35% increase in revenue for Peanuts Worldwide from this region over its term.

Working closely with Peanuts Worldwide, CAA-GBG has committed to leveraging its network of offices across Asia to further accelerate growth for Peanuts by broadening distribution channels, including maximizing its relationships with regional brick-and-mortar retail stores and expanding the brand's online business. CAA-GBG will aim to increase Peanuts' presence in this key growth market by extending the brand's reach across multiple licensing categories, which already include apparel, stationery, toys, packaged consumer goods and promotional partnerships.

China and Asia are under-monetized territories for Peanuts, holding the potential for significant growth for the brand, as validated by the level of interest in Peanuts received from a number of parties in the territory during the Strategic Review process. We intend to pursue additional partnerships and agreements to meaningfully grow Peanuts in this territory.

Content Strategy Refocused on Growing WildBrain and Developing Premium Content

Building content-driven brands is at the heart of DHX Media's business. During the Strategic Review, the Special Committee and management determined that the best course forward for building shareholder value was to better leverage the Company's IP portfolio to capitalize on key opportunities in the global market for kids' and family content. To that end, the Company has refocused its content strategy to prioritize the following objectives:

Developing New, and Revitalizing Classic, Brands with Content on WildBrain – Invest in more short-form content to deliver rapid returns on investment by leveraging data from WildBrain's 2.4 billion monthly views and over 50 million subscribers, to create and develop global brands. WildBrain continues to offer outsized growth potential, and we will prioritize investment to drive its growth.

Developing Premium Kids' Content to Build Franchise Brands – Prioritize new content development on premium, original long-form series to meet the rising demand from major streaming platforms for exclusive programming. Develop and expand global franchise brands, supported by new premium content, to drive consumer products royalties.

"We are going to continue to invest in WildBrain where we see tremendous potential for value creation and continued double-digit growth," said Mr. Donovan. "We are also going to take a highly targeted approach to developing premium content for streaming services and key broadcasters, focusing on kids' shows with greatest consumer products potential."

Comprehensive Internal Review

During the Strategic Review, the Company also conducted a comprehensive internal review to evaluate its management team, operational processes, and structures. As a result, the Company has implemented the following changes:

- **Management Team:**

  - Appointed a new leadership team, as previously announced, including putting in place a new CEO, CFO, COO, President and CCO (Chief Commercial Officer).

- **Operational Processes:**

  - Reduced its overall facilities footprint by 35,000 square feet;
  - Realigned the DHX Brands team into Franchise and Classic brand management;
  - Reduced the development slate and production pipeline to focus on key, high-profile properties; and
  - Rebuilt its budgeting process.

- **Structures:**

  - Made staff reductions and rationalizations, including licensing of its interactive games business to a third-party, which included assuming all related employee costs;
  - Consolidated its Vancouver animation production from two studio facilities into one;
  - Consolidated its DHX Brands and Peanuts Worldwide operations in the U.S.; and
  - Brought agency representation on Peanuts in-house to CPLG for the U.K, France, the Middle East, Greece and Turkey.

While in the early stages, results from these changes contributed toward the Company generating positive cash flow of $37.8 million for Fiscal 2018, excluding one-time acquisition and related refinancing costs of $24.4 million, compared to ($6.5) million in the prior Fiscal year.

Summary of Outcomes from Strategic and Internal Reviews

- Sold a minority stake in Peanuts to Sony for $235.6 million (US$178.0 million), resulting in:
  - Reduction of debt by $209.0 million[1];
  - Leverage ratio at June 30, 2018 of 6.1x reduced to 4.7x on a pro forma basis[1] after giving effect to the Sony transaction;
  - Extended the agency representation agreement for Peanuts in Japan with Sony;
- Signed a multi-million-dollar, 5-year agency agreement with CAA-GBG for Peanuts in China and Asia (excluding Japan);
- Implemented approximately $11 million in annualized operational synergies and cost savings;
- Changed management team to improve execution and culture;
- Change incentive compensation structure to align with improved performance and shareholder value creation;
- Other items:
  - Suspended quarterly dividend, freeing up approximately $10 million annually to invest in our rapidly growing WildBrain business and to continue paying down debt; and
  - Consolidated two symbols on the Toronto Stock Exchange into a single symbol to enhance liquidity and improve trading volumes.

1. *Total Net Leverage Ratio estimated at June 30, 2018 after applying net proceeds of US$161.3 million ($209 million based on USD to CAD exchange of 1.30) from the Sony transaction to reduce debt and adjusting EBITDA to account for the reduced ownership position. The Total Net Leverage Ratio calculation is based on the definition in the Company's senior secured credit agreement available on SEDAR at www.sedar.com.*

Fiscal 2019 Priorities

Following the completion of the Strategic and internal reviews, the Company has outlined a disciplined strategy aimed at delivering strong organic growth, increasing cash flow and de-levering the balance sheet. We expect Fiscal 2019 to begin to show the benefits of the changes we have made and to better demonstrate the value of our strong and unique portfolio of assets, as we focus on the following key priorities:

Key Priorities	Fiscal 2019 Objectives
Develop New, and Revitalize Classic Brands with Content on WildBrain	• Continue to drive double-digit revenue growth in WildBrain • Increase investment in original short-form content • Launch new series on YouTube for franchise brands • Pursue potential channel acquisition opportunities
Develop Premium Kids' Content to Drive Franchise Brands	• Target select high-end originals to meet demand for exclusive programming • Greenlight production on new series with greater consumer products potential • Form major agreements for Peanuts to grow brand awareness and licensee base • Launch consumer products programs on new brands
Improve Cash Flow and Balance Sheet	• Further rationalize overhead expenses and operating efficiencies • Apply excess cash flow to debt repayment and investment in our rapidly growing WildBrain business • Explore targeted partnerships to best monetize our assets globally

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Media: Shaun Smith – Director, Corporate & Trade Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

About DHX Media
DHX Media Ltd. (TSX: DHX, NASDAQ: DHXM) is a global children's content and brands company, recognized for such high-profile properties as *Peanuts*, *Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget*, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the Strategic Review and expected results from such process, expected savings from the suspension of the Company's quarterly dividend and plans for allocation of such amounts, expected operating savings from the Strategic Review and other internal operational reviews and rationalization initiatives conducted by the Company, future investment in WildBrain, expected financial and other impacts of the agency representation agreement with CAA-GBG for Peanuts and the strategy for exploiting the Peanuts property under such arrangement, expected results from the consolidation of the Company's trading tickers on the Toronto Stock Exchange, the markets and industries in which the Company operates, the business strategies, key priorities and objectives, and operational activities of the Company and results therefrom, and the future financial and operating performance of the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the Company to execute on its business strategies, the ability of the Company to realize expected operating savings, consumer preferences, market factors, and risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.